

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2021

Kobi Altman
Chief Financial Officer
ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv 61202 Israel

Re: ICL Group Ltd.
   Form 20-F for the Fiscal Year Ended December 31, 2020
   Filed March 2, 2021
   File No. 001-13742

Dear Mr. Altman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Note 8 - Investments in Subsidiaries
A. Non-controlling interests in subsidiaries, page 40

1.   We note the disclosure here and on page 127 that you hold a 50% interest in Yunnan Phosphate Haikou Co. Ltd. ("YPH") and refer to the entity as a joint venture. Given that you do not appear to hold a majority interest in YPH, please explain the nature and terms of the arrangement and your rights and obligations thereunder that provided you with a controlling interest in this entity. Describe your accounting for the arrangement under IFRS 10.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences